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                                 [SAVIA LOGO]


Contacto:
Hictor Sepzlveda
Telifono: 8363-7812
e-mail:  hsepulveda@savia.com.mx

                  BIONOVA HOLDING CORPORATION,  SAVIA'S MAIN
                   SUBSIDIARY, ANNOUNCED TODAY A FINANCIAL
                RESTRUCTURING AND A GOING PRIVATE TRANSACTION.

Monterrey N.L., Mexico, February 4, 2004. Savia, S.A. de C.V. ( BMV: "Savia") entered into an Agreement in Principle with Bionova Holding Corporation ("Bionova") dated as of February 2, 2004, pursuant to which Bionova will restructure certain of its indebtedness with Savia and will cease to be a public company. Savia, its wholly-owned subsidiary, Ag-Biotech Capital, LLC, and Bionova are filing today a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission ("SEC").

The debt restructuring, involves $79.8 million of indebtedness of Bionova to Savia, which became due and payable on December 31, 2003. A portion of this indebtedness will be capitalized in exchange for 26,959,097 shares of Bionova common stock. As a result, Savia will beneficially own 90.1% of the outstanding shares of Bionova common stock. A newly-formed subsidiary of Savia, which will be capitalized with all of the shares of Bionova common and preferred stock then held by Savia and its affiliates, will effect a "short form" merger with Bionova. Following the effectiveness of the merger, Bionova will become a privately-held company. In the merger, the public stockholders of Bionova will receive $0.09 per share in cash for each share of Bionova common stock that they hold.

The completion of the transactions described above are subject to the approval of Savia's Board of Directors and the satisfaction of certain closing conditions, which are described in the attached Bionova press release.



        Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.




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                       [BIONOVA HOLDING CORPORATION LOGO]


For Further Information:

Bionova Holding Corporation
(609)-744-8105

               BIONOVA HOLDING ANNOUNCES FINANCIAL RESTRUCTURING
                          COMPANY TO BE TAKEN PRIVATE

Nogales, Arizona--February 4, 2004--Bionova Holding Corporation (Pink Sheets:
BVAH) announced today that it entered into an "Agreement in Principle" with Savia, S.A. de C.V. dated as of February 2, 2004 that provides for a financial restructuring of the company. In conjunction with this financial restructuring Bionova Holding will become a private company through a merger in which public stockholders will be paid $0.09 per share for each share they hold of the Company's common stock.

     Bionova Holding's management stated there were two principal reasons for undertaking the restructuring at this time. First, Bionova Holding's debt with Savia, which amounted to $79.8 million, became due and payable to Savia on December 31, 2003. As a consequence, the Company currently is in default on this debt obligation, as well as certain other debt obligations. Second, as the Company has continued to sustain operating losses and its cash position has continued to deteriorate, it will not be able to afford the high, and ever-increasing costs of remaining a public company.

     The financial restructuring of the Company generally involves four transactions, as follows. First, the Company will issue 26,959,097 shares of the Company's common stock to its parent company, Savia, in satisfaction of part of the principal amount of the debt the Company owes to Savia (the "Exchange"). Second, Savia will then consolidate these new shares with the indirect equity interest held in the Company by its wholly-owned subsidiary, Ag-Biotech Capital LLC (18,076,839 shares) in a new subsidiary, Newco. Newco's holding of 45,035,936 shares will then represent 90.1% of all authorized shares of the Company. Third, Savia will forgive the balance of the $79.8 million of its debt with Bionova Holding (the "Debt Forgiveness"). And finally, immediately after the Debt Forgiveness, Newco will effect a short-form merger with the Company (the "Merger"). In the Merger public stockholders will be paid $0.09 per share for each share of the Company's common stock they hold. Though the Company's cash resources are severely limited and the Company is not able to repay its debt to Savia, Savia has agreed in principle to these transactions and to the cash payment to the stockholders in the Merger. The Company's unaffiliated stockholders will not have any right to vote on the Merger, but will have the right to dissent from the Merger and exercise their statutory right to appraisal in accordance with Delaware law.

     Bionova Holding's Board of Directors unanimously approved the Exchange and determined not to oppose the Merger. The Board engaged the services of AgriCapital Securities Inc. ("AgriCapital"), an investment banker with significant experience in the agriculture business, to act as a financial advisor to the Board to advise and assist the Board as the Board considered the desirability of, and developed a general strategy for, effecting the Exchange, the Debt Forgiveness and the Merger taking into consideration the best interests of the unaffiliated minority stockholders of the Company. AgriCapital rendered an opinion to the Board that (i) the $0.09 per share Merger consideration to be paid to the Company's stockholders (other than Savia and its affiliates), is fair, from a financial point of view, to such stockholders and (ii) the issuance of shares of the Company's common stock in connection with the Exchange is fair, from a financial point of view, to the Company.

     Savia and the Company are filing today a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission and hope to complete the transactions prior to the end of the first quarter of 2004. However, due to potential delays associated with complying with applicable legal



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requirements, and because the closing is subject to conditions to closing, the exact date of the closing, or whether the transactions will close at all, cannot be predicted with certainty. The conditions to the closing of the transactions include the approval by the Board of Directors of Savia of the Exchange, the Debt Forgiveness and the Merger; the passing of 20 days from the date of the mailing of the Schedule 13E-3 Statement to shareholders of the Company; the negotiation and execution of a definitive Exchange Agreement mutually acceptable to the Company and Savia; the absence of any law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger; there not having occurred any event that, in Savia's good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of the Company since the date of the Agreement in Principle; the absence of any threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger; AgriCapital's fairness opinion not being withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger; not more than 10% of the unaffiliated stockholders elect to exercise their statutory dissenters' rights in connection with and prior to the effectiveness of, the Merger; and neither the Company nor Savia incurring significant expenses associated with the Exchange, the Debt Forgiveness or the Merger, other than approximately $650,000 of professional fees and other expenses that the Company contemplates will be incurred by the filing parties in connection with the preparation and dissemination of the Schedule 13E-3 Statement and the closing of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner.

     Upon the closing of the transactions, Bionova Holding will become a privately-held company. Accordingly, upon closing, the registration of the Company's stock under the Securities Exchange Act of 1934 will terminate, Bionova Holding's reporting obligations under that Act will terminate, and there will no longer be a public market for Bionova Holding's shares.

     Bionova Holding Corporation is a leading fresh produce grower and distributor. Its premium Master's Touch(R) and FreshWorld Farms(R) brands are widely distributed in the NAFTA market. Bionova Holding Corporation is majority owned by Mexico's SAVIA, S.A. de C.V.

All statements in this press release other than statements of historical facts are "forward-looking" statements, including without limitation statements regarding the Company's financial position, business strategy, plans and objectives of management, and industry conditions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The following factors, among others, may affect the Company's actual results and could cause such results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company: liability resulting from shareholder lawsuits, commericial success of new products, agribusiness risks, inability to obtain additional financing, competitive factors, governmental and economic risks associated with foreign operations, and proprietary protection of and advances in technology. Further information on the factors that could affect the Company's financial results is contained in the Company's Form 10-Q for the quarter ended September 30, 2003 and Form 10-K for the year ended December 31, 2002 which have been filed with the Securities and Exchange Commission.